File No. 70-10260

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION
(RULE 24)

APPLICATION/DECLARATION ON FORM U-1
OF
E.ON AG

        The undersigned, E.ON AG ("E.ON") E.ON US Holding GmbH ("E.ON Holding"), E.ON US Investments Corp. ("EUSIC"), and LG&E Energy LLC ("LG&E Energy" and collectively with E.ON, E.ON Holding and EUSIC, the "E.ON Holding Companies"), each a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the"Act"), Louisville Gas and Electric Company, a public utility subsidiary of LG&E Energy ("LG&E" and together with the E.ON Holding Companies, the "E.ON Applicants"), hereby certify pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Act of 1935, as amended (the "Act"), that the transactions authorized by the Commission's order dated February 10, 2005, Holding Company Act Release No. 27945, have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration, as amended, in SEC File No. 70-10260 as follows:

        On March 4, 2005, LG&E completed the acquisition of 730 shares of common stock, $100 par value, of Ohio Valley Electric Corporation, an Ohio corporation and electric utility company under the Act, from American Electric Power Company, an unaffiliated registered holding company under the Act.

Exhibits

F-1.2 Past Tense Opinion of Counsel

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.

Date: March 11, 2005

LG&E Energy LLC		E.ON AG
By:	/s/ John R. McCall	By:	/s/ Karl-Heinz Feldmann
Name:	John R. McCall	Name:	Karl-Heinz Feldmann
Title:	Executive VP, General Counsel and Secretary	Title:	General Counsel/Senior Vice President
Louisville Gas and Electric Company		By:	/s/ Rainer Liesen
		Name:	Rainer Liesen
By:	/s/ John R. McCall	Title:	Corporate Attorney
Name:	John R. McCall
Title:	Executive VP, General Counsel and Secretary
E.ON US Holding GmbH
		By:	/s/ Michael C. Wilhelm
		Name:	Michael C. Wilhelm
		Title:	Executive Director
		By:	/s/ Dr. Rainer Liesen
		Name:	Dr. Rainer Liesen
		Title:	Prokurist
E.ON US Investments Corp.
		By:	/s/ John R. McCall
		Name:	John R. McCall
		Title:	VP and Secretary